Mail Stop 6010

October 16, 2007

Charles E. Harris
Chief Executive Officer
Intellon Corporation
5100 West Silver Springs Boulevard
Ocala, Florida 34482

>   **Re: Intellon Corporation**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed October 4, 2007**
>   **File No. 333-144520**

Dear Mr. Harris:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Claims that we have infringed upon third-party intellectual property rights …, page 18

1.   Please refer to prior comment 4. Please expand the risk factor to identify counsel. Also, file as an exhibit the consent of counsel.

2.   Please balance your disclosure regarding that you "may seek" licenses with disclosure of the present negotiations mentioned in response 4.

Use of Proceeds, page 31

3.   We note the revised disclosure in response to prior comment 5 includes a cite to
        "Interests of our Affiliates in the Offering" which appears on page 116. However,
        we note that this section does not address the vesting of options and restricted
        stock mentioned on page 108. Please revise.

Intellectual Property, page 66

4.   Please refer to prior comment 7. Please be advised that we may have additional
        comments after you respond to our comments on your confidential treatment
        application.

Short-Term Cash Incentive Awards, page 85

5.   Please refer to the first sentence of prior comment 11. Please clarify how the
        input from the search firm indicated that the award targets were necessary to
        induce Mr. Furtney and Mr. McGee to join your company.

6.   Please refer to prior comment 13. Please substantially expand your response to
        explain in detail how competitors could use information regarding a past target to
        cause competitive harm. Also, expand your response to state whether the
        information is material to investors.

2006 and 2007 Equity Incentive awards, page 90

7.   Please refer to prior comment 15. Please reconcile the estimated values of $.19
        per share and $.32 per shares with your response to prior comment 27.

Principal and Selling Stockholders, page 117

8.   Please demonstrate that the exclusion from the table of the effect of preferred
        stock dividends as mentioned in the second paragraph is immaterial to the
        disclosure regarding each shareholder and group in the table.

Consolidated Statement of Operations, page F-5

9.   We note you provide pro forma information for the six months ended June 30,
        2006. Please only provide pro forma earnings per share information for the most
        recent fiscal year and interim period, as contemplated by Article 11 of Regulation
        S-X.

Note 1. The Company and Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

10.   Please refer to prior comment 24. We note that you allow some of your distributors to return unsold products if you terminate the relationship. Discuss the frequency with which such terminations occur and estimate the dollar amounts of the repurchases in your response. Confirm that transactions with these distributors qualify as sales at shipment. Specifically address each requirement of paragraph 6 of SFAS 48 in your response.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kevin Kuhar at (202) 551-36662 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax): Trevor Chaplick, Esq.